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September 27, 2001



United States
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549-0306
Attn: Mr. Jeffrey P. Riedler

Re:  Childcare Network, Inc.
     Registration Statement on Form S-1 (File No. 333-56353)
     Request for Withdrawal


Mr. Reidler,


Pursuant to Rule 477 of the Securities Act of 1933, as amended, Childcare Network, Inc. (the "Registrant"), a Georgia corporation, hereby requests withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-56353) initially filed with the Commission on June 9, 1998 (the "Registration Statement"), on the grounds of unfavorable market conditions. No shares of Common Stock of the Registrant have been issued or sold under the Registration Statement.

The Registrant further requests that, pursuant to Rule 477(c), an order with the date of grant of the request for withdrawal be included in the file for the Registration Statement on Form S-1 in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

Per our conversation we will file this letter electronically via EDGAR transmission under Submission Type RW. If you have any questions or comments or require further information or documentation regarding this application, please contact the undersigned at (706) 562-8600.



Sincerely,


/S/ Ray E. Crowley


Ray E. Crowley
Chairman and Chief Executive Officer